

September 5, 2023

Thomas Ao
Chief Financial Officer
Nocturne Acquisition Corp
P.O. Box 25739
Santa Ana, CA 92799

      Re: Nocturne Acquisition Corp
          Form 10-K for the fiscal year ended December 31, 2022
          Filed May 26, 2023
          Form 10-Q for the quarterly period ended June 30, 2023
          Filed August 21, 2023
          File No. 001-40259

Dear Thomas Ao:

We have reviewed the revisions made in response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, the reference to our prior comment is in our August 7, 2023 letter.

Form 10-Q for the quarterly period ended June 30, 2023

Exhibits 31.1 and 31.2, page 23

1. As previously noted, the language in the certifications filed in Forms 10-Q for the periods ended March 31 and June 30, 2023 does not conform to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, the internal control over financial reporting language within the introductory sentence of paragraph 4 and paragraph 4(b) has been excluded. Please amend your quarterly reports to revise the certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Also refer to Regulation S-K C&DI 246.13.

You may contact Jeffrey Lewis at (202) 551-6216 or Kristi Marrone at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction